Exhibit 12.1
STATEMENT REGARDING COMPUTATION OF RATIOS

	Nine Months Ended	Years Ended
	9/30/2008	12/31/2007	12/31/2006	12/31/2005	12/31/2004	12/31/2003
	(Dollars in Thousands)
Ratio of earnings to fixed charges
Including interest on customer accounts	*	1.12	1.11	*	1.01	1.78
Excluding interest on customer accounts	*	1.60	1.43	*	1.04	3.25

Ratio of earnings to fixed charges and preferred dividends
Including interest on customer accounts	*	1.12	1.11	*	*	1.76
Excluding interest on customer accounts	*	1.60	1.43	*	*	3.16

Pre-tax (loss) income from continuing operations, as reported	$(5,690)	$11,755	$6,920	$(10,398)	$391	$26,677
Fixed charges including interest expense from customer accounts	67,734	99,227	62,641	39,065	29,070	34,202

Pre-tax income from continuing operations before fixed charges, as reported	$62,044	$110,982	$69,561	$28,667	$29,461	$60,879

Pre-tax (loss) income from continuing operations, as reported	$(5,690)	$11,755	$6,920	$(10,398)	$391	$26,677
Fixed charges excluding interest expense from customer accounts	14,762	19,560	16,130	11,150	9,882	11,834

Pre-tax income from continuing operations before fixed charges excluding interest on customer accounts, as reported	$9,072	$31,315	$23,050	$752	$10,273	$38,511

Fixed charges:
Interest expense from customer accounts	$52,972	$79,667	$46,511	$27,915	$19,188	$22,368
Interest expense from FHLB advances and other borrowings	11,985	17,100	14,872	10,340	8,935	11,119
Interest element of rentals	2,777	2,460	1,258	810	947	715

Total fixed charges, including interest expense on customer accounts	67,734	99,227	62,641	39,065	29,070	34,202
Preferred dividends	—	—	—	2,311	446	219

Total fixed charges and dividends, including interest expense on customer accounts	$67,734	$99,227	$62,641	$41,376	$29,516	$34,421

Total fixed charges, excluding interest expense on customer accounts	$14,762	$19,560	$16,130	$11,150	$9,882	$11,834

Total fixed charges and dividends, excluding interest expense on customer accounts	$14,762	$19,560	$16,130	$13,461	$10,328	$12,053

* — Earnings were inadequate for these periods to cover fixed charges and preferred dividends by the following amounts:

Fixed charges in excess of pre-tax income from continuing operations before fixed charges	$5,690	NA	NA	$10,398	NA	NA
Fixed charges and preferred dividends in excess of pre-tax income from continuing operations before fixed charges	5,690	NA	NA	12,709	55	NA